                                                 File Pursuant To Rule 424(b)(2)
                                                      Registration No. 333-77199
PROSPECTUS SUPPLEMENT
(To Prospectus dated April 30, 1999)

                                  $200,000,000
                            The B.F.Goodrich Company
                              6.60% NOTES DUE 2009
                            ------------------------

                   Interest payable on May 15 and November 15
                            ------------------------

 WE MAY REDEEM THE NOTES IN WHOLE OR IN PART, AT ANY TIME PRIOR TO MATURITY AT
         THE REDEMPTION PRICES SET FORTH IN THIS PROSPECTUS SUPPLEMENT
                            ------------------------

INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF
                          THE ACCOMPANYING PROSPECTUS.
                            ------------------------

                   PRICE 99.881% AND ACCRUED INTEREST, IF ANY
                            ------------------------

                                                      Underwriting
                                    Price to            Discounts          Proceeds to
                                     Public          and Commissions         Company
                                  ------------       ---------------       ------------
Per Note...................         99.881%             .650%                99.231%
Total......................       $199,762,000         $1,300,000          $198,462,000

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Underwriters expect to deliver the notes to purchasers on May 5, 1999.

                            ------------------------

MORGAN STANLEY DEAN WITTER
     GOLDMAN, SACHS & CO.
        J.P. MORGAN & CO.
             NATIONSBANC MONTGOMERY SECURITIES LLC
                 SALOMON SMITH BARNEY

April 30, 1999

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----

BFGoodrich..................................................  S-3

Corporate Developments......................................  S-3

Use of Proceeds.............................................  S-3

Description of the Notes....................................  S-3

Underwriters................................................  S-6

Validity of the Notes.......................................  S-7

                                   PROSPECTUS

                                                              PAGE
                                                              ----

About This Prospectus.......................................    3

Where You Can Find More Information.........................    3

Forward-Looking Statements..................................    4

Recent Developments.........................................    4

Risk Factors................................................    5

The Company.................................................    7

Use of Proceeds.............................................    8

Ratio of Earnings to Fixed Charges..........................    8

Description of Debt Securities..............................    8

Plan of Distribution........................................   16

Legal Opinions..............................................   18

Experts.....................................................   18

Unaudited Pro Forma Condensed Combined Financial
  Statements................................................  F-1

                            ------------------------

     You should rely only on the information contained or incorporated by reference in the prospectus supplement and the accompanying prospectus. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is accurate only as of the date of dates on the fronts of the documents, regardless of the time of delivery of this prospectus or any sale of the Notes.

                                  BF GOODRICH

     We manufacture and supply a wide variety of systems and component parts for the aerospace industry and provide maintenance, repair and overhaul services on commercial, regional, business and general aviation aircraft. We also manufacture specialty plastics and specialty additives products for a variety of end-user applications. In 1998, we had sales of $4.0 billion. We are organized into two principal business segments: Aerospace and Performance Materials. We maintain patent and technical assistance agreements, licenses and trademarks on our products, process technologies and expertise in most of the countries in which we operate.

     Our principal executive offices are located at 4020 Kinross Lakes Parkway, Richfield, Ohio 44286-9368 (telephone (330) 659-7600). We were incorporated under the laws of the State of New York on May 2, 1912 as the successor to a business founded in 1870.

                             CORPORATE DEVELOPMENTS

     Our net income for the first quarter of 1999 was $65.8 million (excluding special items), or 88 cents per diluted share, representing a 21% increase over our first quarter 1998 net income of $54.2 million, or 77 cents per diluted share. In addition, sales in the first quarter of 1999 increased to $1,035.6 million from $937.7 million in the first quarter of 1998.

     On April 9, 1999, our shareholders and the shareholders of Coltec Industries overwhelmingly approved the merger of the two companies.

     You should see the discussions under "Recent Developments" and "Risk Factors" in the accompanying prospectus, as well as the documents referred to in "Where You Can Find More Information" in the accompanying prospectus for further information regarding us and the merger.

                                USE OF PROCEEDS

     We intend to use the net proceeds from the sale of the Notes (estimated to be approximately $198,177,000 after deduction of the underwriting discounts and commissions and expenses payable by us) primarily to retire short-term debt which we borrow on an overnight revolving basis. The debt bears interest at a floating rate, currently approximately 5.2%. The amount of these borrowings fluctuates from day to day. As of April 28, 1999, these borrowings totalled approximately $147,600,000. Any proceeds not used to retire this indebtedness will be used for general corporate purposes.

                            DESCRIPTION OF THE NOTES

     The 6.60% Notes due 2009 (the "Notes") are a series of the "Debt Securities" described in the accompanying prospectus. The following is a description of the particular terms of the Notes. It should be read together with the description of the general terms and provisions of the Debt Securities set forth in the prospectus. If the description in this prospectus supplement differs from the description in the prospectus, the description in this prospectus supplement will control.

     The Notes will be issued under an Indenture, dated as of May 1, 1991, as amended or supplemented, between BFGoodrich and Harris Trust and Savings Bank, as Trustee.

PRINCIPAL

     The Notes will have a total principal amount of $200,000,000.

     The maturity date for the Notes will be May 15, 2009.

INTEREST

     The Notes will bear interest at 6.60% per year, initially accruing from May 5, 1999.

     We will pay interest on the Notes every May 15 and November 15, beginning November 15, 1999 to the persons in whose names the Notes are registered as of the close of business on the preceding May 1 or November 1.

OPTIONAL REDEMPTION

     We may redeem the Notes at our option at any time, as a whole or in part, at a redemption price equal to the greater of (1) 100% of their principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 15 basis points, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

     The "treasury rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the comparable treasury issue (if no maturity is within three months before or after the remaining life of the Notes, yields for the two published maturities most closely corresponding to the comparable treasury issue shall be determined and the treasury rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for the redemption date. The treasury rate shall be calculated on the third business day preceding the redemption date.

     The "comparable treasury issue" means the United States Treasury security selected by an independent investment banker as having a maturity comparable to the remaining life of the Notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining life of the Notes.

     The "independent investment banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the comparable treasury issue, an independent investment banking institution of national standing appointed by the Trustee.

     The "comparable treasury price" means (1) the average of five reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the independent investment banker obtains fewer than five such reference treasury dealer quotations, the average of all such quotations.

     The "reference treasury dealer" means (1) Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., J.P. Morgan Securities Inc., NationsBanc Montgomery Securities LLC and Salomon Smith Barney Inc. and their respective successors, provided, however, that if any of the foregoing shall cease to be a U.S. Government securities dealer in New York City (a "primary treasury dealer"), we shall substitute another primary treasury dealer and (2) any other primary treasury dealer selected by the independent investment banker after consultation with us.

     The "reference treasury dealer quotation" means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the independent investment banker, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the independent investment banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

ADDITIONAL TERMS

     The Notes will be issued only in registered form in multiples of $1,000.

     The Notes will not be subject to any sinking fund.

     Any payment required to be made with respect to the Notes on a day that is not a business day will be made on the next succeeding business day as if it had been made on such day, and no interest shall accrue from and after that day to the date of payment.

     A "business day" means any day that is not a Saturday or Sunday and that is not a day on which banking institutions are generally authorized or obligated by law to close in The City of New York.

     So long as the Notes are represented by one or more global certificates, the interest payable on the Notes will be paid to Cede & Co., the nominee of The Depository Trust Company, or DTC, as depositary, or its registered assigns. These payments will be made by wire transfer of immediately available funds on each of the applicable interest payment dates, before 2:30 p.m. (New York City time). If the Notes are no longer represented by global certificates, payment of interest may, at our option, be made by check mailed to the address of the person entitled to payment. No service charge will be made for any transfer or exchange of Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the a transfer or exchange.

BOOK-ENTRY SYSTEM

     The Notes will initially be issued in the form of one or more fully registered global certificates, referred to as book-entry notes, that will be deposited with DTC or its nominee. A book-entry note may not be transferred except as a whole between DTC and its nominee or to one of their successors.

     Upon the issuance of a book-entry note, DTC will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by that book-entry note to the accounts of its participants, i.e. persons that have accounts with DTC. The underwriters participating in the distribution of the Notes will designate the accounts to be credited. Only participants or persons that may hold interests through participants can own beneficial interests in a book-entry note. Ownership of beneficial interests in a book-entry note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC for the book-entry note (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

     So long as DTC, or its nominee, is the registered owner of a book-entry note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by that book-entry note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a book-entry note will not be entitled to have the Notes represented by that book-entry note registered in their names, will not receive or be entitled to receive physical delivery of their Notes in definitive form and will not be considered the owners or holders of the Notes under the Indenture.

     All payments on Notes represented by a book-entry note will be made to DTC or its nominee, as the case may be, as the registered owner of that book-entry note. BFGoodrich, the Trustee and any paying agent for such Notes will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a book-entry note or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

     We expect that DTC will, upon receiving any payment relating to a book-entry note, immediately credit its participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that book-entry note as shown on DTC's records. We also expect that payments by participants to owners of beneficial interests in a book-entry note held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names" and will be the responsibility of those participants.

     If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue Notes in definitive form in exchange for any book-entry notes. In addition, we may at any time and in our sole discretion decide not to have any of the Notes represented by book-entry notes. If this happens, we will issue Notes in definitive form in exchange for all of the book-entry notes representing such Notes.

GOVERNING LAW

     The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

                                  UNDERWRITERS

     Subject to the terms of the Underwriting Agreement, dated April 30, 1999 (the "Underwriting Agreement") between the underwriters named below (the "Underwriters") and us, we have agreed to sell to each of the several Underwriters, and each Underwriter has severally agreed to purchase from us, the principal amount of the Notes set forth opposite its name below:

                                                             PRINCIPAL AMOUNT
NAME                                                             OF NOTES
----                                                         ----------------
Morgan Stanley & Co. Incorporated..........................    $120,000,000
Goldman, Sachs & Co........................................      20,000,000
J.P. Morgan Securities Inc. ...............................      20,000,000
NationsBanc Montgomery Securities LLC......................      20,000,000
Salomon Smith Barney Inc. .................................      20,000,000
                                                               ------------
     Total.................................................    $200,000,000

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to, among other things, the approval of certain legal matters by their counsel. The Underwriters are obligated to take and pay for all of the Notes if any Notes are taken.

     The Underwriters propose to offer the Notes directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and in part to certain dealers at prices that represent a concession not in excess of .40% of the principal amount of the Notes. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

     We do not intend to apply for listing of the Notes on a national securities exchange, but we have been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

     In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may over-allot in connection with this offering, creating short positions in the Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, Notes in the open market. Finally, the Underwriters may reclaim selling concessions allowed to an underwriter or dealer for distributing Notes in this offering, if the Underwriters repurchase previously distributed Notes in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Settlement for the Notes will be made in immediately available funds and all secondary trading in the Notes will settle in immediately available funds.

     We have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Each of the Underwriters has rendered financial advisory services to us from time to time and has received customary fees for its services. From time to time the Underwriters and certain of their affiliates have engaged, and may in the future engage, in investment banking and/or commercial banking transactions with, and perform services for, us and our affiliates in the ordinary course of business.

                             VALIDITY OF THE NOTES

     Nicholas J. Calise, Esq., who is our Vice President, Associate General Counsel and Secretary, will issue an opinion about the validity of the Notes. Sullivan & Cromwell, New York, New York, will issue an opinion about the validity of the Notes to the Underwriters.

     As of April 6, 1999, Mr. Calise owned 13,617 shares of our Common Stock; has deferred receipt of 6,079 shares of our Common Stock under our Long Term Incentive Plan; has contingently credited to his account 5,918 phantom shares under the 1998-2000 and 1999-2001 Long Term Incentive Plan, all of which are subject to forfeiture; held options to purchase 87,100 shares of our Common Stock; and had credited to his account in our Retirement Plus Savings Plan approximately 5,855 shares of our Common Stock. In addition, Mr. Calise's wife owns 1,000 shares of our Common Stock, although Mr. Calise disclaims beneficial ownership of these shares.

PROSPECTUS

THE B.F.GOODRICH COMPANY
4020 Kinross Lakes Parkway
Richfield, Ohio 44286-9368
(330) 659-7600

                                  $200,000,000

                                DEBT SECURITIES

--------------------------------------------------------------------------------

   WE WILL PROVIDE SPECIFIED TERMS OF THESE SECURITIES IN SUPPLEMENTS TO THIS
                                  PROSPECTUS.
YOU SHOULD READ THIS PROSPECTUS AND ANY SUPPLEMENT CAREFULLY BEFORE YOU INVEST.
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is dated April 30, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................     3
Where You Can Find More Information.........................     3
Forward-Looking Statements..................................     4
Recent Developments.........................................     4
Risk Factors................................................     5
The Company.................................................     7
Use of Proceeds.............................................     8
Ratio of Earnings to Fixed Charges..........................     8
Description of Debt Securities..............................     8
Plan of Distribution........................................    16
Legal Opinions..............................................    18
Experts.....................................................    18
Unaudited Pro Forma Condensed Combined Financial
  Statements................................................   F-1

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell the Debt Securities described in this prospectus in one or more offerings up to a total dollar amount of $200,000,000.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities offered. Each prospectus supplement may also add to or update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at our website at http://www.bfgoodrich.com or from the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Certain of our securities are listed on the New York Stock Exchange. You can obtain information about us from the Exchange at 20 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" in this prospectus the information in documents filed with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. We incorporate by reference in this prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we, or our agents, sell all of the securities that may be offered by this prospectus.

     - BFGoodrich Annual Report on Form 10-K for the year ended December 31,
       1998.

     - BFGoodrich Current Reports on Form 8-K filed on February 19, 1999, February 25, 1999, April 12, 1999 and April 20, 1999.

     - Coltec Industries Annual Report on Form 10-K for the year ended December 31, 1998 (Item 8 on pages 26-60 and pages S-1 to S-3, only).

     - Coltec Industries Current Report on Form 8-K filed on April 28, 1999.

     You may request a copy of these documents at no cost to you, by writing or telephoning us at the following address:

                            The B.F.Goodrich Company
                           4020 Kinross Lakes Parkway
                           Richfield, Ohio 44286-9368
                              Attention: Secretary
                                 (330) 659-7600

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of the securities described in this prospectus in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                           FORWARD-LOOKING STATEMENTS

     We believe that some of the information presented in or incorporated by reference in this prospectus constitutes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933. These forward-looking statements are based on management's assumptions, expectations and projections about us and the industries in which we operate. Our Annual Report on Form 10-K for the year ended December 31, 1998 explains the nature of a number of these forward-looking statements as well as some of the things that could cause our actual results to differ materially from what we are expecting. You should read that explanation before investing in our debt securities. In addition, this prospectus describes a number of factors, especially with regard to risks we face with respect to our merger with Coltec Industries Inc, potential environmental and asbestos-related litigation, our vulnerability to economic downturns in the United States and abroad and the "year 2000" problem, which could each cause our actual results to differ materially from our expectations.

                              RECENT DEVELOPMENTS

     In November 1998, we executed an agreement to merge with Coltec Industries, a producer of aerospace and industrial products, by exchanging each share of common stock of Coltec for 0.56 shares of our common stock. When we complete the merger, Coltec will be a direct wholly-owned subsidiary of BFGoodrich. We expect the merger to be accounted for as a pooling of interests, which means that we will treat BFGoodrich and Coltec as if they always had been one company for accounting and financial reporting purposes.

     We have received all regulatory approvals necessary to complete the merger and the shareholders of each company have overwhelmingly approved the merger. AlliedSignal Inc. and Crane Co. have filed lawsuits in the U.S. District Court in South Bend, Indiana seeking to block the merger. We have agreed not to consummate the merger until the court rules on certain pending motions. In any event, this agreement to delay the merger expires May 1, 1999. AlliedSignal has filed a motion for a temporary restraining order and preliminary injunction to prevent the merger. We will oppose AlliedSignal's motion. A hearing on this motion is scheduled for 4:00 p.m. on Friday, April 30, 1999. We cannot assure you if or when the merger will be completed.

     You should see the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1 for certain financial information relating to the merger.

                                  RISK FACTORS

     You should carefully consider the following risks before deciding to invest in our debt securities.

WE MAY NOT BE ABLE TO ACHIEVE THE EXPECTED INTEGRATION AND COST SAVINGS FROM THE MERGER, AND THAT FAILURE COULD ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION.

     We expect to achieve cost savings from our merger with Coltec. By the year 2001, we believe the cost savings could be $60 million per year. Difficulties may arise, however, in the integration of the business and operation of the combined entity. As a result, we may not be able to achieve the cost savings and synergies that we expect will result from the merger. Achieving cost savings depends on consolidating our corporate and aerospace staffs with Coltec's corporate staff in Charlotte, North Carolina and achieving other synergies in combining our two organizations. Additional operational savings depend upon the integration of our aerospace business and Coltec's aerospace business and the elimination of duplicate facilities and excess capacity. Actual savings in 1999 may be materially less than expected if the merger is delayed beyond May 1, 1999, if the reorganization of both companies' staffs is delayed beyond what we anticipate or if the reductions in personnel are less than we currently envision. We expect material cost savings from the reduction in personnel.

WE MAY HAVE LIABILITIES RELATED TO ASBESTOS LITIGATION WHICH COULD ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION.

     The historical business operations of Coltec have resulted in a substantial volume of asbestos litigation. Plaintiffs in these matters have alleged personal injury or death as a result of exposure to asbestos contained in some products that were manufactured or distributed by two of Coltec's subsidiaries. We believe that the funding agreements with Coltec's insurance carriers will provide resources sufficient to meet the vast majority of the currently anticipated costs and expenses associated with known and pending litigation. It is difficult to predict the number of asbestos lawsuits that Coltec's subsidiaries will be party to in the future. These future claims and insurance and other related costs may result in future liabilities that are significant and may be material.

WE MAY HAVE LIABILITIES RELATING TO ENVIRONMENTAL LAWS AND REGULATIONS WHICH COULD ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION.

     We and Coltec generate both hazardous and non-hazardous wastes. The treatment, storage, transportation and disposal of these hazardous and non-hazardous wastes are governed by various environmental laws and regulations. We have been notified that we and Coltec have been designated as potentially responsible parties by the U.S. Environmental Protection Agency for the costs of investigating and, in some cases, remediating contamination by hazardous materials at several sites, most of which relate to businesses previously discontinued. Liability for these costs may be imposed on present and former owners or operators of the properties or on parties who generated the wastes that contributed to the contamination.

THE CYCLICAL NATURE OF OUR BUSINESS COULD ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION.

     The business sectors to which we sell our product are, to varying degrees, cyclical and have historically experienced periodic downturns. These downturns have often had a negative effect on demand for our products resulting in lower net sales, gross margin and net income. Any future material weakness in demand in any of these business sectors could have a material adverse effect on our earnings and financial condition. In addition, some of our competitors have greater financial resources than we do and may be better able to withstand the effects of those periodic downturns.

THE DOWNTURN IN ASIA COULD CONTINUE TO ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION.

     The current economic downturn in some Asian countries has adversely affected and could continue to aversely affect the worldwide aerospace industry. According to industry analysts, as a result of the recession in Japan, as well as currency fluctuations and other problems in other Asian countries, Asian airlines have slowed purchases of new aircraft. The reduction in demand for new aircraft has led and could continue to lead aircraft manufacturers to build fewer aircraft than they might otherwise have built. As a result, we have experienced and could continue to experience delays or cancellations of orders for our products for aircraft. Those delays or cancellations could seriously harm our earnings and financial condition.

OUR DEPENDENCE UPON CURRENT CONDITIONS IN THE AIRLINE INDUSTRY COULD ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION.

     The airline industry is undergoing a process of consolidation and significantly increased competition. This consolidation could result in a reduction of future aircraft orders as overlapping routes are eliminated and airlines seek greater economies through higher aircraft utilization. Increased airline competition may also result in airlines seeking to reduce costs by promoting greater price competition from aerospace suppliers, which could adversely affect our earnings and financial condition.

THE FINANCIAL RESULTS OF OUR PERFORMANCE MATERIALS SEGMENT COULD BE ADVERSELY AFFECTED IF GROWTH IN DEMAND FOR PERFORMANCE MATERIALS DOES NOT OCCUR OR COST REDUCTIONS ARE NOT ACHIEVED AS WE EXPECT.

     Our financial results could be adversely affected if the expected growth in volume demand for performance materials does not occur as we expect. Recent turmoil in the financial markets in the Far East and Latin America could adversely impact sales increases in those regions. Our financial results could also be adversely affected if we do not achieve cost reduction benefits as we integrate recent acquisitions and continue the realignment activities of BFGoodrich and Coltec.

COMPUTER SYSTEM FAILURES OR MISCALCULATIONS RESULTING FROM AN INABILITY TO INTERPRET DATES BEYOND 1999 COULD MATERIALLY AND ADVERSELY AFFECT OUR OPERATIONS.

     Any computer equipment that uses two digits instead of four to specify the year will be unable to interpret dates beyond the year 1999. This "year 2000" issue could result in system failures or miscalculations causing disruptions of operations. The three major areas that could be affected critically are financial and operating systems, manufacturing systems and equipment, and third-party relationships with suppliers and customers. We have developed plans to address this exposure. However, we cannot assure you that these plans are adequate to prevent or minimize such system failures or miscalculations.

                                  THE COMPANY

     We manufacture and supply a wide variety of systems and component parts for the aerospace industry and provide maintenance, repair and overhaul services on commercial, regional, business and general aviation aircraft. We also manufacture specialty plastics and specialty additives products for a variety of end-user applications. In 1998, we had sales of $4.0 billion. We are organized into two principal business segments: Aerospace and Performance Materials. We maintain patent and technical assistance agreements, licenses and trademarks on our products, process technologies and expertise in most of the countries in which we operate.

AEROSPACE

     Our Aerospace Segment is conducted through four major business groups.

     - Our Aerostructures Group primarily designs, develops and integrates aircraft engine nacelle and pylon systems and provides support services.

     - Our Landing Systems Group manufactures aircraft landing gear; aircraft wheels and brakes; high-temperature composites; aircraft evacuation slides and rafts for commercial, military, regional and business aviation customers, and space programs.

     - Our Sensors and Integrated Systems Group manufactures sensors and sensor-based systems; fuel measurement and management systems; electromechanical actuators; aircraft windshield wiper systems; health and usage management systems; electronic test equipment; ice protection systems; specialty heated products; collision warning systems; weather detection systems; standby altitude indicators; aircraft lighting components; and polymer and composite products for commercial, military, regional, business and general aviation customers, and for aircraft engine and space programs.

     - Our Maintenance, Repair and Overhaul Group provides maintenance, repair and overhaul of commercial airframes, components, wheels and brakes, landing gear, instruments and avionics for commercial, regional, business and general aviation customers.

PERFORMANCE MATERIALS

     Our Performance Materials Segment is conducted through three major business groups.

     - Our Textile and Industrial Coatings Group manufactures acrylic textile coatings and industrial formulations of Carbopol(R) polymers for textile printing. This group also manufactures durable press resins, dyes and softeners, as well as paper saturants and coatings in wood, metal and other surface finishing products and in graphic arts applications.

     - Our Consumer Specialties Group manufactures thickening, suspension and emulsion polymers for personal care products and for household and pharmaceutical applications.

     - Our Polymer Additives & Specialty Plastics Group manufactures thermoplastic polyurethane and alloys, high-heat-resistant and low-combustibility plastics, static-dissipating polymers, reaction-injection molding resins, and antioxidants for rubber, plastic and lubricants applications. We market and sell these products to manufacturers for film and sheet applications, wire and cable jacketing, and magnetic media. Specialty plastics are also used in the manufacture of automotive products, recreational vehicles and products, agricultural equipment, industrial equipment, tire and rubber goods, plumbing and industrial pipe, fire sprinkler systems and building material components.

                                USE OF PROCEEDS

     Unless we state otherwise in a prospectus supplement, the net proceeds from the sale of the securities that are offered for sale will be used for general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

  TWELVE MONTHS ENDED DEC. 31,
--------------------------------
1998   1997   1996   1995   1994
----   ----   ----   ----   ----
4.33    2.98   2.39   2.16   1.87

     For these ratios, "earnings" consists of income from continuing operations before income taxes, fixed charges (excluding capitalized interest and distributions on quarterly income preferred securities), amortization of previously capitalized interest and undistributed earnings (losses) of affiliated companies which are accounted for on the equity method. For this purpose, "fixed charges" consists of (1) interest on all indebtedness (including capitalized interest and interest costs on company-owned life insurance policies), (2) amortization of debt discount or premium, (3) an interest factor attributable to rentals and (4) distributions on quarterly income preferred securities.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be issued under an Indenture between us and Harris Trust and Savings Bank as Trustee dated as of May 1, 1991.

     We have summarized below selected provisions of the Indenture and the Trust Indenture Act of 1939, as amended. The summary is not complete. The Indenture has been filed as an exhibit to our registration statement on Form S-3, Registration No. 33-65658. The following summary is subject to the detailed provisions of the Indenture and the Trust Indenture Act of 1939. In the summary below, we have included references to section numbers of the Indenture so that you can easily locate these provisions. The referenced sections of the Indenture are incorporated in this prospectus by reference.

GENERAL

     The Debt Securities offered by this prospectus are limited to $200,000,000 in aggregate principal amount. The Indenture does not limit the amount of Debt Securities that we may issue. Unless we state otherwise in a prospectus supplement, the Indenture does not limit the amount of other debt that we can issue.

     The Indenture allows us to issue Debt Securities in one or more series. The prospectus supplement for a series of Debt Securities being offered will include specific terms of the Debt Securities. These terms will include some or all of the following:

     - the title of the Debt Securities;

     - the total principal amount and the permitted denominations of the Debt Securities;

     - the percentage of principal amount of the Debt Securities at which the Debt Securities will be issued;

     - the currency or currencies in which the principal of and interest, if any, on the Debt Securities will be payable;

     - the date on which the Debt Securities will be payable;

     - the interest rate, if any, for the Debt Securities or the method that will be used to determine the interest rate;

     - the dates on which and places at which interest, if any, will be payable;

     - any mandatory or optional repayment or redemption provisions; and

     - any other terms of the Debt Securities.

     The Indenture allows us to issue Debt Securities of a single series at various times, with different maturity dates and redemption and repayment provisions, if any, and different interest rates. (Section 2.5) The prospectus supplement will specify the persons to whom and the manner in which interest, if any, will be payable.

     The Debt Securities will be unsecured, unsubordinated indebtedness of BF Goodrich. The Debt Securities will rank equally with all of our other unsecured and unsubordinated indebtedness.

     The Debt Securities will be issued in fully registered form and in the denominations set forth in the applicable prospectus supplement. We will maintain an office or agency where the Debt Securities may be presented for payment and may be transferred or exchanged. (Section 3.2) There will be no service charge for any transfer or exchange of the Debt Securities, but we may require a payment sufficient to cover any tax or other governmental charge payable on the Debt Securities. (Section 2.10)

     Some of the Debt Securities may be sold at a substantial discount below their stated principal amount and may provide for the payment of no interest or interest at a rate which at the time of issuance is below market rates. We will describe the U.S. federal income tax consequences and other special considerations applicable to any discounted Debt Securities in the prospectus supplement relating to the discounted Debt Securities.

BOOK-ENTRY PROCEDURES

     The Debt Securities may be issued in the form of one or more global certificates registered in the name of a depositary or a nominee of a depositary. Unless otherwise specified in the applicable prospectus supplement, the depositary will be The Depository Trust Company, or "DTC." DTC has informed us that its nominee will be Cede & Co., who will therefore be the initial registered holder of any series of Debt Securities that are issued in global form.

     If we use the book-entry only form, we will not issue certificates to individual holders of the Debt Securities, except as set forth in the applicable prospectus supplement. Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC, Cede and their participating organizations. In addition, all actions by holders of Debt Securities issued in global form shall be actions taken by DTC upon instructions from its participating organizations, and all payments and notices to holders shall be to DTC or Cede, as the registered holder of the Debt Securities.

     DTC has provided us with the following information: DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participating organizations, or direct participants, deposit with DTC. DTC also facilitates the clearance and settlement of securities transactions among direct participants through electronic book-entry, thereby eliminating the need for physical exchange of certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Other organizations such as banks, brokers, dealers and trust companies that work with a direct participant also use DTC's book-entry system, or indirect participants. The rules that apply to DTC and its direct participants are on file with the SEC.

     DTC management is aware that some computer applications and systems for processing data that are dependent upon calendar dates, including dates before, on or after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its direct participants and other members of the financial community that it has developed and is implementing a program so that its computer applications and systems, as the same relate to the timely payment of distributions (including principal and interest payments) to security holders, book-entry deliveries and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and remediation plan, both of which are complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

     However, DTC's ability to perform its services properly is also dependent upon other parties, including but not limited to issuers and their agents, as well as third-party vendors from whom DTC licenses software and hardware, and third-party vendors on whom DTC relies for information or the provision of services, including telecommunication and electric utility service providers, among others. DTC has informed its direct participants and other members of the financial community that it is contacting (and will continue to contact) third-party vendors from whom DTC acquires services to: (1) impress upon them the importance of such services being Year 2000 compliant and (2) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing contingency plans that it deems appropriate.

     Purchases, sales or other transfers of Debt Securities must be done through a Direct or indirect participant. Under a book-entry format, holders of Debt Securities may experience some delay in their receipt of payments. Holders will not be recognized as registered holders of the Debt Securities and, thus, will be permitted to exercise their rights only indirectly through and subject to the procedures of direct participants and, if applicable, indirect participants.

     The ability of a holder to pledge Debt Securities to persons or entities that do not participate in the DTC system, or to otherwise act with respect to the Debt Securities, may be limited due to the absence of physical certificates.

     DTC has advised us that it will only take any action permitted to be taken by a registered holder of any Debt Securities at the direction of a direct participant.

     Debt Securities represented by a global security will be exchangeable for the Debt Securities in registered form with the same terms only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under applicable law;

     - we determine that the global security is now exchangeable; or

     - an event of default has occurred and is continuing with respect to the Debt Securities.

     If any of these events occur, DTC will generally notify all direct participants of the availability of definitive Debt Securities.

     Except as described in this section, a global security may not be transferred except as a whole by DTC to its nominee or by its nominee to DTC or another of its nominees or to a successor depositary appointed by us.

     We have obtained the information regarding DTC and DTC's book-entry system from sources that we believe to be reliable, but we take no responsibility for the accuracy of that information.

CERTAIN COVENANTS

     The Indenture requires us to comply with certain restrictive covenants. Some of the provisions are described below.

Definitions

     "Subsidiary" is defined as any company in which we, or one or more of our subsidiaries, own directly or indirectly at least a majority of outstanding voting stock. (Section 1.1)

     "Restricted Subsidiary" is defined as any Subsidiary (1) with substantially all of its property located, or carrying on substantially all of its business within, the United States and (2) which owns a Principal Property. "Restricted Subsidiary", however, does not include any Subsidiary whose primary business consists of (1) financing operations in connection with leasing and conditional sales transactions on behalf of us and our Subsidiaries, (2) purchasing accounts receivable or making loans secured by accounts receivable or inventory, or (3) whose primary business is that of a finance company. As of the date of this prospectus, there are no Restricted Subsidiaries.

     "Principal Property" is defined as any building, structure or other facility, the land upon which it stands and the fixtures that are a part of it,
(1) which is used primarily for manufacturing and is located in the United States, and (2) the net book value of which exceeds 3% of Consolidated Net Tangible Assets. Principal Property does not include (1) any building, structure or facility which is not of material importance to our total business or (2) any portion of a particular building, structure or facility which is not of material importance to the use or operation of the building, structure or facility.

     "Consolidated Net Tangible Assets" is defined as the total amount of assets (minus applicable reserves and deductibles) minus (1) all current liabilities (excluding (a) those which are extendible or renewable to more than 12 months after the time as of which the amount of the liability is being computed, (b) current maturities of long-term indebtedness and (c) capital lease obligations) and (2) all goodwill.

     "Attributable Debt" with respect to any lease is defined as the lesser of
(1) the fair value of the property subject to such lease or (2) the present value of the total net amount of rent we must pay under such lease until it expires, compounded semiannually. The net amount of rent we must pay under any lease for any period is the amount of rent payable for the period, excluding payments for maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. For any lease which we may terminate by paying a penalty, the net amount of rent includes the penalty, but no rent is included after the first date upon which the lease may be terminated.

     "Funded Debt" is defined as all debt (1) with a maturity of more than 12 months after the date on which the amount of indebtedness is determined or (2) with a maturity that is less than 12 months but which is renewable or extendible at the borrower's option.

Limitation on Liens

     The Indenture will prohibit us or our Restricted Subsidiaries from incurring, issuing, assuming or guarantying any debt for money borrowed or any debt evidenced by notes, bonds, debentures or other similar documents ("Debt") (other than guarantees related to the sale, discount, guarantee or pledge of notes, chattel mortgages, leases, accounts receivable, trade acceptances and other paper arising in the ordinary course of business out of installment or conditional sales) without securing all outstanding series of Debt Securities (other than any series of Debt Securities that provide that the Debt Securities of the series are not entitled to the benefit of this covenant) equally and ratably with (or prior to) the secured Debt to be incurred, issued, assumed or guaranteed, unless the aggregate principal amount of such secured Debt together with all secured Debt which would otherwise be prohibited, plus all Attributable Debt of the Company and its Restricted Subsidiaries in respect of sale and leaseback transactions which would otherwise be prohibited by the covenant limiting sale and leaseback transactions described below would not exceed the sum of 10% of Consolidated Net Tangible Assets.

     The restriction described above will not apply to debt for borrowed money secured by the following:

     - liens on property, stock or Debt of any corporation existing at the time it becomes a Restricted Subsidiary;

     - liens to secure indebtedness of a Restricted Subsidiary to us or to another Restricted Subsidiary;

     - liens for taxes, assessments or governmental charges or levies (a) that are not yet due and delinquent or (b) the validity of which is being contested, or deposits to obtain the release of these mortgages;

     - liens of materialmen, mechanics, carriers, workmen, repairmen, landlords or other similar mortgages, or deposits to obtain the release of these mortgages;

     - liens arising under legal process the execution or enforcement of which is stayed and which are being contested in good faith;

     - liens (a) to secure public or statutory obligations, (b) to secure payment of workmen's compensation, (c) to secure performance in connection with tenders, leases of real property, bids or contracts or
       (d) to secure (or in lieu of) surety or appeal bonds, and mortgages made in the ordinary course of business for similar purposes;

     - liens in favor of the United States, any state in the United States, any other country, or any governmental entity or any political subdivision thereof, to secure payments pursuant to any contract or statute or to secure any debt incurred to finance the purchase price or the cost of construction of the property subject to the mortgage;

     - liens on property, stock or Debt of a corporation (a) existing at the time we acquired the corporation (including corporations with which we merged or consolidated or purchased substantially all the properties of),
       (b) that secure the payment of purchase price, construction cost or improvement cost thereof or (c) that secure any Debt incurred prior to, at the time of, or within one year after we acquired the property, shares or Debt, completed the construction on or commenced commercial operation of the property for the purpose of financing the purchase price or construction cost;

     - mortgages existing at the date of the Indenture; and

     - any extension, renewal or replacement of any of these mortgages that does not increase the Debt and that is limited to all or a part of the same property, stock or Debt that secured the original mortgage.

(Section 3.4)

Limitation on Sales and Leasebacks

     The Indenture provides that neither we nor any Restricted Subsidiary may enter into most sale and lease-back transactions involving any Principal Property which has been or is to be sold or transferred by us or such Restricted Subsidiary, unless either:

     - we or any Restricted Subsidiary could create Debt secured by a mortgage on the Principal Property to be leased back in an amount equal to the Attributable Debt with respect to such sale and leaseback transaction without equally and ratably securing the Debt Securities of all series pursuant to the provisions of the covenant on limitation on liens described above; or

     - we apply within 270 days after the sale or transfer an amount equal to the greater of (1) the net proceeds of the sale of the Principal Property sold and leased back pursuant to the arrangement or (2) the fair market value of the Principal Property so sold and leased back at the time of entering into the arrangement to (a) the purchase of different property, facilities or equipment which has a value at least equal to the net proceeds of the sale or (b) the retirement of Funded Debt of the Company (other than Debt Securities of any series); provided, however, that the amount to be applied to the retirement of Funded Debt of the Company shall be reduced by (1) the principal amount of any Debt Securities of any series (or, if the Debt Securities of any series are original issue discount Debt Securities, the portion of the principal amount that is due and payable with respect to such series pursuant to a declaration in accordance with Section 5.1 of the Indenture) delivered within 270 days after such sale to the Trustee for retirement and cancellation and (2) the principal amount of Funded Debt, other than the Debt Securities of any series, voluntarily retired by the Company within 270 days after such sale. No retirement referred to in this clause may be effected by payment at maturity or pursuant to any mandatory sinking fund payment or any mandatory prepayment provision.

(Section 3.5)

Absence of Other Restrictions

     The Indenture does not contain (1) any restrictions on the declaration of dividends; (2) any requirements concerning the maintenance of any asset ratio; or (3) any requirement for the creation or maintenance of reserves.

CONSOLIDATION, MERGER, SALE, CONVEYANCE AND LEASE

     The Indenture permits us to consolidate or merge with or into another entity, or to sell, convey or lease all or substantially all of our property to another entity only if certain conditions in the Indenture are met including:

     - the successor corporation or purchaser expressly assumes our obligations on the Debt Securities and under the Indenture; and

     - performance and observance of all covenants and conditions in the Indenture.

(Article Eight)

EVENTS OF DEFAULT, WAIVER AND NOTICE

     Unless we tell you otherwise in an accompanying prospectus supplement, "Event of Default" when used in an Indenture will mean any of the following:

     - failure to pay any installment of interest on the Debt Securities for a period of 10 days;

     - failure to pay the principal and premium, if any, on the Debt Securities;

     - failure to deposit any sinking fund payment on the Debt Securities;

     - failure to perform any other covenant or agreement in the Indenture that continues for 90 days after we have been given written notice of such failure;

     - acceleration of a BFGoodrich debt with a principal amount of more than $50,000,000 that is not rescinded or annulled within 10 days after written notice of such acceleration;

     - certain events of bankruptcy, insolvency and reorganization of BFGoodrich; and

     - any other Event of Default established with respect to Debt Securities of that series.

(Sections 2.5 and 4.1)

     Within 90 days after the occurrence of a default (without regard to any grace periods) the Trustee will give all holders of Debt Securities of the affected series notice of all uncured defaults known to it. Except in the case of a default in the payment of principal (and premium, if any) or interest, if any, or in the payment of any sinking fund installment, the Trustee may withhold such notice if it in good faith determines that withholding such notice is in the interest of the holders. (Trust Indenture Act)

     If an Event of Default occurs and continues, either the Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of the series may declare the principal (or, in the case of original issue discount Debt Securities, the portion specified in the applicable prospectus supplement) of the Debt Securities of the series and the accrued interest, if any, to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the series can annul the declaration of acceleration and waive past defaults (except for uncured defaults in the payment of principal (or premium, if any) or interest, if any. (Sections 4.1 and 4.9)

     We must file with the Trustee annually a written statement regarding the presence or absence of certain defaults (Trust Indenture Act).

     If a default or an Event of Default occurs and continues, the holders of at least a majority in aggregate principal amount of the Debt Securities of the series may direct the time, method and place of conducting any proceeding or remedy available to the Trustee, or exercising any trust or power conferred on the Trustee by the Indenture. (Section 4.8)

     The Trustee does not have to exercise any of its rights or powers at the direction of the holders of Debt Securities unless the holders offer the Trustee reasonable security or indemnity against expenses and liabilities. (Section 5.1(d))

DEFEASANCE

DEFEASANCE AND DISCHARGE

     The Indenture provides that we will be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain transfer obligations), if we deposit with the Trustee, in trust, money and/or U.S. government obligations which will provide enough money to pay the principal of and each installment of interest on the Debt Securities of the series on the stated maturity of such payments in accordance with the terms of the Indenture and the Debt Securities of such series. (Section 12.2)

     Such a trust may only be established if, among other things, we have delivered to the Trustee an opinion of counsel stating that, due to an Internal Revenue Service ruling or a change in Federal income tax law, holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred. (Section 12.4)

DEFEASANCE OF CERTAIN COVENANTS AND CERTAIN EVENTS OF DEFAULT

     The Indenture provides that we may omit to comply with certain restrictive covenants in Sections 3.4 and 3.5, and Section 4.1(d) (described above in the fourth bullet point under "Events of Default, Waiver and Notice") without triggering an Event of Default under the Indenture and the Debt Securities of a series, if we deposit with the Trustee, in trust, money and/or U.S. government obligations which through the payment of interest and principal thereon will provide enough money to pay the principal of and each installment of interest on the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and the Debt Securities of such series. Our other obligations under the Indenture and the Debt Securities of such series and other Events of Default shall remain in full force and effect. (Section 12.3)

     Such a trust may only be established if, among other things, we have delivered to the Trustee an opinion of counsel stating that the holders of the Debt Securities of such series will not recognize income, gain, or loss for Federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to Federal income tax on the same amounts and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred. (Section 12.4)

     If we exercise the option described in this section and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default (other than the Event of Default described above in the fourth bullet point under "Events of Default, Waiver and Notice"), the amount of money and U.S. government obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default.

CHANGES TO THE INDENTURE

     Holders who own not less than 50% in principal amount of the outstanding Debt Securities of each series affected can agree to change the Indenture or the rights of the holders of the Debt Securities. However, no change without your consent can affect:

     - the fixed maturity;

     - the principal or premium amount;

     - the rate or the time of payment of interest;

     - the currency;

     - the portion of the principal amount of an original issue discount Debt Security due and payable upon acceleration of the maturity thereof;

     - the portion of the principal amount of a Debt Security provable in bankruptcy;

     - amounts payable upon redemption;

     - the overdue rate;

     - any right of repayment at the option of the holder of a Debt Security; or

     - the percentage of principal amount of the outstanding Debt Securities of each series affected the holders of which may change the terms discussed above.

(Section 7.2)

     We may amend the Indenture in certain circumstances without your consent to evidence the merger of BFGoodrich or the replacement of the Trustee and for certain other purposes. (Section 7.1)

CONCERNING THE TRUSTEE

     We maintain deposit accounts and conduct other banking transactions with the Trustee in the ordinary course of our business.

                              PLAN OF DISTRIBUTION

     We may sell the Debt Securities (a) to or through underwriters or dealers;
(b) directly to one or more purchasers or (c) through agents.

BY UNDERWRITERS

     If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the Debt Securities offered if any of the Debt Securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

DIRECT SALES

     Debt Securities may also be sold directly by us. In this case, no underwriters or agents would be involved.

BY AGENTS

     Debt Securities may be sold through agents designated by us. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

GENERAL INFORMATION

     Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933, and any discounts, concessions or commissions that we pay them and any profit on their resale of the offered securities may be treated as underwriting discounts, concessions and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation in a prospectus supplement.

     We may have agreements with the underwriters, dealers and agents who participate in the sale of Debt Securities to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

     The Debt Securities, when first issued, will have no established trading market. Any underwriters or agents to or through whom Debt Securities are sold by us for public offering and sale may make a market in the Debt Securities; but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Debt Securities.

     In connection with an offering of Debt Securities, underwriters or agents may purchase and sell the Debt Securities in the open market. These transactions may include over-allotment and stabilizing transactions, purchases to cover syndicate short positions created in connection with the offering and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of Debt Securities and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate short positions involve the sale by the underwriters or agents of a greater number of Debt Securities than they are required to purchase from us in the offering. The underwriters or agents also may impose a penalty bid which permits them to reclaim selling concessions allowed to syndicate members or certain dealers if they repurchase the Debt Securities in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Debt Securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected on the exchange, if any, on which the Debt Securities are traded, in the over-the-counter market or otherwise.

     If we so indicate in a prospectus supplement we will authorize underwriters or our agents to solicit offers by certain institutional investors to purchase Debt Securities from us which will be paid for and delivered on a future date specified in the applicable prospectus supplement. The obligations of any purchasers under these delayed delivery and payment arrangements will not be subject to any conditions except that the purchase at delivery must not be prohibited under the laws of any jurisdiction in the United States to which the institution is subject.

                                 LEGAL OPINIONS

     Nicholas J. Calise, Esq., who is our Vice President, Associate General Counsel and Secretary, or another of our lawyers, will issue an opinion about the validity of the Debt Securities.

     As of April 6, 1999, Mr. Calise owned 13,617 shares of our Common Stock; has deferred receipt of 6,079 shares of our Common Stock under the Long Term Incentive Plan; has contingently credited to his account 5,918 phantom shares under the 1998-2000 and 1999-2001 Long Term Incentive Plan, all of which are subject to forfeiture; held options to purchase 87,100 shares of our Common Stock; and had credited to his account in our Retirement Plus Savings Plan approximately 5,855 shares of our Common Stock. In addition, Mr. Calise's wife owns 1,000 shares of our Common Stock, although Mr. Calise disclaims beneficial ownership of these shares.

     Any underwriters will be advised about the validity of the Debt Securities by their own legal counsel.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998 as set forth in their report, which as to 1996 is based in part on the report of Deloitte & Touche LLP, independent auditors, and which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on their reports, given on their authority as experts in accounting and auditing.

     Arthur Andersen LLP, independent auditors, have audited Coltec Industries' consolidated financial statements and schedules included in its Annual Report on Form 10-K, for the year ended December 31, 1998, as set forth in their report which is incorporated in this prospectus by reference. Coltec Industries' consolidated financial statements are incorporated by reference in reliance on their report, given on their authority as experts in accounting and auditing.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed combined statements of income for each of the three years ended December 31, 1996, 1997 and 1998 give effect to the merger with Coltec Industries, accounted for as a "pooling of interests." The unaudited pro forma condensed combined statements of income and the unaudited pro forma condensed combined balance sheet at December 31, 1998 give effect to the merger as though Coltec Industries had always been a part of BFGoodrich.

     The pro forma information is based on the historical consolidated financial statements of BFGoodrich and of Coltec Industries, under the assumptions and adjustments set forth in the accompanying notes to the unaudited pro forma condensed combined financial statements.

     You should read the information shown below in conjunction with the consolidated historical financial statements of BFGoodrich and of Coltec Industries, including the respective notes to those financial statements, which are incorporated by reference in this prospectus. We have presented the pro forma data for comparative purposes only. They are not necessarily indicative of the results of operations or of the financial position that would have occurred had the merger been completed during the periods or as of the date for which the pro forma data are presented, and they are not necessarily indicative of BFGoodrich's future results of operations or financial position.

     Pro forma per share amounts for the combined BFGoodrich and Coltec Industries entity are based on the exchange ratio of 0.56 of a share of BFGoodrich common stock for each share of Coltec Industries common stock.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                               DECEMBER 31, 1998
                             (DOLLARS IN MILLIONS)

     The following unaudited pro forma condensed combined balance sheet as of December 31, 1998 is presented to show the impact of the proposed merger on BFGoodrich's historical financial condition. The merger has been reflected under the "pooling of interests" method of accounting.

                                                COLTEC       PRO FORMA               PRO FORMA
                                BFGOODRICH    INDUSTRIES    ADJUSTMENTS              COMBINED
                                ----------    ----------    -----------              ---------
ASSETS
Current Assets
  Cash and cash equivalents...   $   31.7      $   21.8       $                      $   53.5
  Accounts and notes
     receivable, net..........      629.0         148.2                                 777.2
  Inventories.................      772.5         236.0                               1,008.5
  Deferred income taxes.......      142.1          20.5                                 162.6
  Prepaid expenses and other
     assets...................       39.2          15.6                                  54.8
                                 --------      --------       -------                --------
          Total current
            assets............    1,614.5         442.1            --                 2,056.6
                                 --------      --------       -------                --------
Property......................    1,255.9         306.6            --                 1,562.5
Deferred income taxes.........       39.7            --            --                    39.7
Prepaid pensions..............      148.0            --          45.3     4(c)          193.3
Goodwill......................      771.0         214.6                                 985.6
Identifiable intangible
  assets......................      112.4            --                                 112.4
Other assets..................      251.1          92.3                                 343.4
                                 --------      --------       -------                --------
                                 $4,192.6      $1,055.6       $  45.3                $5,293.5
                                 ========      ========       =======                ========

See notes to unaudited pro forma condensed combined financial statements beginning on page F-7.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                               DECEMBER 31, 1998
                             (DOLLARS IN MILLIONS)
                                  (CONTINUED)

                                                COLTEC       PRO FORMA               PRO FORMA
                                BFGOODRICH    INDUSTRIES    ADJUSTMENTS              COMBINED
                                ----------    ----------    -----------              ---------
LIABILITIES AND SHAREHOLDERS'
  EQUITY
Current Liabilities
  Short-term bank debt........   $  144.1      $     --       $                      $  144.1
  Accounts payable............      364.4          96.6                                 461.0
  Accrued expenses............      420.1         171.1                                 591.2
  Income taxes payable........       59.4            --                                  59.4
  Current maturities of
     long-term debt and
     capital lease
     obligations..............        2.8           5.1                                   7.9
                                 --------      --------                              --------
          Total current
            liabilities.......      990.8         272.8            --                 1,263.6
                                 --------      --------       -------                --------
Long-term debt and capital
  lease obligations...........      995.2         577.5                               1,572.7
Pension obligations...........       43.6            --          33.0     4(c)           76.6
Postretirement benefits other
  than pensions...............      338.1           5.9                                 344.0
Other non-current
  liabilities.................      101.7         214.5          12.3     4(c)          328.5
Deferred income taxes.........         --         139.9                                 139.9
Mandatorily redeemable
  preferred securities of
  trusts......................      123.6         145.3                                 268.9
Shareholders' Equity
  Common stock................      381.1           0.7         175.9     4(a)          557.7
  Additional capital..........      543.7         643.6        (303.8)    4(a)(b)       883.5
  Income retained in the
     business.................      736.8        (795.3)                                (58.5)
  Accumulated other
     comprehensive income.....        3.6         (18.7)                                (15.1)
  Common stock held in
     treasury, at cost........      (65.6)       (127.9)        127.9     4(b)          (65.6)
  Unearned compensation.......         --          (2.7)                                 (2.7)
                                 --------      --------       -------                --------
          Total Shareholders'
            Equity............    1,599.6        (300.3)           --                 1,299.3
                                 --------      --------       -------                --------
                                 $4,192.6      $1,055.6       $  45.3                $5,293.5
                                 ========      ========       =======                ========

See notes to unaudited pro forma condensed combined financial statements beginning on page F-7.

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

     The following unaudited pro forma condensed combined statements of income are presented to show the impact of the proposed merger on BFGoodrich's historical results of operations. These statements assume that the companies had been combined for each period presented.

                                                      COLTEC       PRO FORMA     PRO FORMA
                                      BFGOODRICH    INDUSTRIES    ADJUSTMENTS    COMBINED
                                      ----------    ----------    -----------    ---------
Sales...............................   $3,950.8      $1,504.1      $     --      $5,454.9
Operating costs and expenses:
  Cost of sales.....................    2,853.1       1,080.8                     3,933.9
  Selling and administrative
     costs..........................      610.4         235.2            --         845.6
  Restructuring costs and asset
     impairment.....................       10.5            --            --          10.5
                                       --------      --------      --------      --------
                                        3,474.0       1,316.0            --       4,790.0
                                       --------      --------      --------      --------
Operating income....................      476.8         188.1            --         664.9
Interest expense....................      (79.0)        (54.3)           --        (133.3)
Interest income.....................        5.2           0.9            --           6.1
Other income (expense) -- net.......      (18.1)         56.2            --          38.1
                                       --------      --------      --------      --------
Income from continuing operations
  before income taxes and trust
  distributions.....................      384.9         190.9            --         575.8
Income tax expense..................     (146.3)        (64.9)           --        (211.2)
Distributions on trust preferred
  securities........................      (10.5)         (3.7)           --         (14.2)
                                       --------      --------      --------      --------
Income from continuing operations...      228.1         122.3            --         350.4
Income (loss) from discontinued
  operations -- net of taxes........       (1.6)           --            --          (1.6)
                                       --------      --------      --------      --------
Income before extraordinary item....      226.5         122.3            --         348.8
Extraordinary item -- net of tax....         --          (4.3)           --          (4.3)
                                       --------      --------      --------      --------
Net income..........................   $  226.5      $  118.0      $     --      $  344.5
                                       ========      ========      ========      ========
Basic earnings per share:
  Continuing operations.............   $   3.09      $   1.88      $     --      $   3.18
  Discontinued operations...........      (0.02)           --            --         (0.01)
  Extraordinary item................         --         (0.07)           --         (0.04)
                                       --------      --------      --------      --------
  Net income........................   $   3.07      $   1.81      $     --      $   3.13
                                       ========      ========      ========      ========
Diluted earnings per share:
  Continuing operations.............   $   3.04      $   1.81      $     --      $   3.08
  Discontinued operations...........      (0.02)           --            --         (0.01)
  Extraordinary item................         --         (0.06)           --         (0.04)
                                       --------      --------      --------      --------
  Net income........................   $   3.02      $   1.75      $     --      $   3.03
                                       ========      ========      ========      ========
Weighted average number of common
  and common equivalent shares
  outstanding -- in millions
     Basic..........................       73.7          65.1            --         110.2
     Diluted........................       75.0          69.4            --         113.9

See notes to unaudited pro forma condensed combined financial statements beginning on page F-7.

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                      COLTEC       PRO FORMA     PRO FORMA
                                      BFGOODRICH    INDUSTRIES    ADJUSTMENTS    COMBINED
                                      ----------    ----------    -----------    ---------
Sales...............................   $3,373.0      $1,314.9      $     --      $4,687.9
Operating costs and expenses:
  Cost of sales.....................    2,454.7         898.3            --       3,353.0
  Charge for MD-90 contract.........       35.2            --            --          35.2
  Selling and administrative
     costs..........................      556.0         218.8            --         774.8
  Merger-related costs..............       77.0            --            --          77.0
                                       --------      --------      --------      --------
                                        3,122.9       1,117.1            --       4,240.0
                                       --------      --------      --------      --------
Operating income....................      250.1         197.8            --         447.9
Interest expense....................      (73.0)        (54.6)           --        (127.6)
Interest income.....................       12.0            .6            --          12.6
Gain on issuance of subsidiary
  stock.............................       13.7            --            --          13.7
Other income (expense) -- net.......       15.0            --            --          15.0
                                       --------      --------      --------      --------
Income from continuing operations
  before income taxes and trust
  distributions.....................      217.8         143.8            --         361.6
Income tax expense..................      (94.1)        (48.9)           --        (143.0)
Distributions on trust preferred
  securities........................      (10.5)           --            --         (10.5)
                                       --------      --------      --------      --------
Income from continuing operations...      113.2          94.9            --         208.1
Income from discontinued
  operations -- net of taxes........       84.3            --            --          84.3
                                       --------      --------      --------      --------
Income before extraordinary item....      197.5          94.9            --         292.4
Extraordinary item -- net of tax....      (19.3)           --            --         (19.3)
                                       --------      --------      --------      --------
Net income..........................   $  178.2      $   94.9      $     --      $  273.1
                                       ========      ========      ========      ========
Basic earnings per share:
  Continuing operations.............   $   1.59      $   1.44      $     --      $   1.93
  Discontinued operations...........       1.19            --            --          0.78
  Extraordinary item................      (0.27)           --            --         (0.18)
                                       --------      --------      --------      --------
  Net income........................   $   2.51      $   1.44      $     --      $   2.53
                                       ========      ========      ========      ========
Diluted earnings per share:
  Continuing operations.............   $   1.53      $   1.42      $     --      $   1.86
  Discontinued operations...........       1.13            --            --          0.75
  Extraordinary item................      (0.25)     $     --            --         (0.17)
                                       --------      --------      --------      --------
  Net income........................   $   2.41      $   1.42      $     --      $   2.44
                                       ========      ========      ========      ========
Weighted average number of common
  and common equivalent shares
  outstanding -- in millions
     Basic..........................       71.0          65.9            --         107.9
     Diluted........................       74.6          66.9            --         112.1

See notes to unaudited pro forma condensed combined financial statements beginning on page F-7.

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                      COLTEC       PRO FORMA     PRO FORMA
                                      BFGOODRICH    INDUSTRIES    ADJUSTMENTS    COMBINED
                                      ----------    ----------    -----------    ---------
Sales...............................   $2,845.8      $1,159.7      $     --      $4,005.5
Operating costs and expenses:
  Cost of sales.....................    2,042.5         811.1            --       2,853.6
  Selling and administrative
     costs..........................      481.8         191.0            --         672.8
  Restructuring costs and asset
     impairment.....................       11.2            --            --          11.2
                                       --------      --------      --------      --------
                                        2,535.5       1,002.1            --       3,537.6
                                       --------      --------      --------      --------
Operating income....................      310.3         157.6            --         467.9
Interest expense....................      (89.3)        (76.2)           --        (165.5)
Interest income.....................        4.2           1.3            --           5.5
Other income (expense) -- net.......      (30.8)           --            --         (30.8)
                                       --------      --------      --------      --------
Income from continuing operations
  before income taxes and trust
  distributions.....................      194.4          82.7            --         277.1
Income tax expense..................      (68.4)        (28.1)           --         (96.5)
Distributions on trust preferred
  securities........................      (10.5)           --            --         (10.5)
                                       --------      --------      --------      --------
Income from continuing operations...      115.5          54.6            --         170.1
Income from discontinued
  operations -- net of taxes........       58.4          57.1            --         115.5
                                       --------      --------      --------      --------
Income before extraordinary item....      173.9         111.7            --         285.6
Extraordinary item -- net of tax....         --         (30.6)           --         (30.6)
                                       --------      --------      --------      --------
Net income..........................   $  173.9      $   81.1      $     --      $  255.0
                                       ========      ========      ========      ========
Basic earnings per share:
  Continuing operations.............   $   1.74      $   0.79      $     --      $   1.62
  Discontinued operations...........       0.87          0.83            --          1.09
  Extraordinary item................         --         (0.44)           --         (0.29)
                                       --------      --------      --------      --------
  Net income........................   $   2.61      $   1.18      $     --      $   2.42
                                       ========      ========      ========      ========
Diluted earnings per share:
  Continuing operations.............   $   1.65      $   0.79      $     --      $   1.57
  Discontinued operations...........       0.83          0.82            --          1.05
  Extraordinary item................         --         (0.44)           --         (0.28)
                                       --------      --------      --------      --------
  Net income........................   $   2.48      $   1.17      $     --      $   2.34
                                       ========      ========      ========      ========
Weighted average number of common
  and common equivalent shares
  outstanding -- in millions
     Basic..........................       66.6          69.1            --         105.3
     Diluted........................       70.9          69.4            --         109.8

See notes to unaudited pro forma condensed combined financial statements beginning on page F-7.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     The unaudited pro forma condensed combined statements of income for each of the three years in the period ended December 31, 1998 and the unaudited pro forma condensed combined balance sheet at December 31, 1998 give effect to the merger as though Coltec Industries had always been a part of BFGoodrich.

     We have presented the unaudited pro forma condensed combined financial statements for comparative purposes only. They are not necessarily indicative of the results of operations or of the financial position that would have occurred had the merger been completed during the periods or as of the date for which the pro forma data are presented. They are also not necessarily indicative of BFGoodrich's future results of operations or financial position.

     We have included certain reclassifications in the unaudited pro forma condensed combined balance sheet and statements of income to conform statement presentations to those expected to be used by BFGoodrich after the merger.

2. CONFORMITY OF ACCOUNTING POLICIES

     We are still in the process of reviewing our respective accounting policies to determine if they are consistent or if they need to be conformed. As a result of this review, we might need to restate either Coltec Industries' or BFGoodrich's financial statements to conform to those accounting policies that are most appropriate. We have not included any restatements of prior periods in the unaudited pro forma condensed combined financial statements. At this time, we do not expect that conforming such accounting policies will have a material impact on the unaudited pro forma condensed combined financial statements. We will make any restatements, if appropriate, upon completion of this review process.

3. MERGER-RELATED AND CONSOLIDATION EXPENSES

     The unaudited pro forma condensed combined financial statements do not include any merger-related and consolidation expenses which we expect to incur in connection with completing the merger and integrating the operations of BFGoodrich and Coltec Industries. It is not possible to determine the actual amount of these costs and expenses until the related operational and transitional plans are complete. These costs and expenses relate to professional and registration fees; employee benefit-related costs such as severance, relocation and retention incentives; facility consolidations; and satisfaction of contractual obligations. Most of these costs and expenses will be incurred to eliminate duplicate facilities and excess capacity in the combined BFGoodrich operations. We cannot determine the exact timing of these charges at this time. They are dependent on the completion of the necessary plans.

     In connection with the merger, the managements of BFGoodrich and Coltec Industries estimate that BFGoodrich will incur a one-time charge for merger-related and consolidation expenses at the effective date of the merger that is expected to be material. Other merger-related transaction costs include investment banking fees, registration and listing fees, and various accounting, legal and other related costs.

4. PRO FORMA ADJUSTMENTS

     Pro forma adjustments to reflect the effect of the merger on the unaudited pro forma condensed combined balance sheet at December 31, 1998 are as follows:

        a. Common stock increased by $175.9 million to record the BFGoodrich common stock issued in the merger. That increase is calculated by multiplying the 63.1 million shares of Coltec Industries common stock outstanding by the exchange ratio of 0.56 and the par value of BFGoodrich common stock of $5 per share, reduced by $0.7 million to record the retirement of Coltec Industries common stock.

        b. Combined additional capital is adjusted for the effects of pro forma adjustment a. above, and for the retirement of Coltec Industries treasury shares.

        c. Coltec Industries' pension obligations are reclassified in accordance with BFGoodrich's presentation.

        d. For purposes of the pro forma information and references to the shares to be issued by BFGoodrich in the merger, we have not included the 14,000,000 shares of BFGoodrich common stock to be issued in the merger in exchange for the 25,000,000 shares of Coltec Industries common stock currently owned by a subsidiary of Coltec Industries.